Mail Stop 60-10

	October 11, 2005


CT Corporation System
agent for service for A-Max Technologies Limited
111 Eighth Avenue
New York, New York 10011

Re:	A-Max Technology Limited
	Registration Statement on Form F-1
	As Amended October 7, 2005
	File No. 333-128297

Ladies and Gentlemen:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus
1. We note the changes to the industry and market data throughout the prospectus:

* Where the data was changed (rather than updated), tell us the reason for the change, and provide your evaluation of the reliability of the data, and
* Provide us a copy of the updated industry reports clearly marked so that data is reconcilable to your prospectus.

Selling Shareholders, page 70
2. Please expand your response to comment 3 to tell us:

* why the owners transferred their shares to the companies in January
2005,
* what consideration each owner received for transferring the shares to the companies,
* what consideration each company received in exchange for transferring the shares to the owners in connection with this offering,
* whether the proportionate ownership of each company before the transfers remained unchanged after the transfers, and
* the number of shares that each company transferred to each owner (regardless of whether that owner is a selling stockholder), demonstrating that the transfer was proportionate the owner`s interest in the company.

Exhibit 3.2
3. Please ensure that your disclosure is consistent with this exhibit. For example:

* Reconcile the disclosure about the number of authorized shares on page 77 with the information on page 4 of this exhibit.
* Reconcile the quorum requirement disclosed on page 79 with the information on page 18 of this exhibit.
* Disclose the quorum and voting requirements for board meetings.

Exhibit 5.1

4. We note your response to comment 8; however, counsel`s
definition
of non-assessable appears to be limited to assessments in
connection
with the issue of the shares as opposed to whether shareholders are
liable for any additional assessments or calls on the security by the
registrant or its creditors. Please prominently disclose (1) the reason why counsel cannot provide an opinion on these matters and
(2)
the risk to investors that has been created by the lack of an opinion. Also analyze potential issues under Section 5 of the Securities Act related to potential future assessments.
5. Please file an opinion that covers all securities registered, including the over-allotment option. In this regard, we note that you have registered a dollar amount of securities, not a number of securities.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

	Sincerely,



	Russell Mancuso
	Branch Chief



cc (via fax):  David T. Zhang and Julie Gao - Latham & Watkins LLP
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A-Max Technology Limited
October 11, 2005
Page 1